

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 19, 2020

R. Erik Holmlin, Ph.D.
Chief Executive Officer
Bionano Genomics, Inc
9540 Towne Centre Drive, Suite 100
San Diego, CA 92121

> **Re: Bionano Genomics, Inc**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 13, 2020**
> **File No. 001-38613**

Dear Mr. Holmlin:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: James Pennington, Esq.